Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Consolidated Financial Statements

As of December 31, 2016 and 2015 and

for each of the years in the three–year period ended

December 31, 2016, 2015 and 2014

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2016	As of December 31, 2015
Assets
Current assets:
Cash and cash equivalents	7	$375,753	$479,381
Restricted cash	7	5,371	5,397
Accounts receivable, net of provision for doubtful accounts	8	313,868	279,620
Accounts receivable from related parties	9	19,283	23,073
Expendable spare parts and supplies, net of provision for obsolescence	10	82,362	68,768
Prepaid expenses	11	59,725	45,708
Assets held for sale		—	3,323
Deposits and other assets	12	160,124	130,724

Total current assets		1,016,486	1,035,994
Non–current assets:
Available–for–sale securities	6	76	793
Deposits and other assets	12	174,033	246,486
Accounts receivable, net of provision for doubtful accounts	8	92,048	59,713
Intangible assets	14	412,918	413,766
Deferred tax assets	30	5,845	5,847
Property and equipment, net	13	4,649,929	4,599,346

Total non–current assets		5,334,849	5,325,951

Total assets		$6,351,335	$6,361,945

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2016	As of December 31, 2015
Liabilities and equity
Current liabilities:
Current portion of long–term debt	16	$406,739	$412,884
Accounts payable	17	493,106	480,592
Accounts payable to related parties	9	9,072	9,449
Accrued expenses	18	138,797	118,192
Provisions for legal claims	31	18,516	13,386
Provisions for return conditions	19	53,116	52,636
Employee benefits	20	39,581	32,876
Air traffic liability	21	521,190	433,575
Other liabilities	22	11,085	12,691

Total current liabilities		1,691,202	1,566,281
Non–current liabilities:
Long–term debt	16	2,867,496	3,060,110
Accounts payable	17	2,734	3,599
Provisions for return conditions	19	120,822	109,231
Employee benefits	20	115,569	127,720
Deferred tax liabilities	30	20,352	13,475
Air traffic liability	21	98,088	93,519
Other liabilities	22	14,811	15,375

Total non–current liabilities		3,239,872	3,423,029

Total liabilities		4,931,074	4,989,310

Equity:	24
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		544,681	507,132
Revaluation and other reserves		27,365	18,394

Total equity attributable to the Company		1,400,509	1,353,989
Non–controlling interest		19,752	18,646

Total equity		1,420,261	1,372,635

Total liabilities and equity		$6,351,335	$6,361,945

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2016	2015	2014
Operating revenue:
Passenger	25	$3,285,217	$3,458,017	$3,862,721
Cargo and other	25	853,121	903,324	840,850

Total operating revenue		4,138,338	4,361,341	4,703,571
Operating expenses:
Flight operations		58,381	58,069	56,695
Aircraft fuel		785,273	1,006,792	1,345,755
Ground operations		426,203	412,382	397,625
Aircraft rentals	32	314,493	317,505	299,220
Passenger services		151,718	149,292	154,464
Maintenance and repairs		260,703	309,719	268,894
Air traffic		218,965	202,980	206,151
Sales and marketing		545,318	612,775	605,674
General, administrative and other		187,560	176,195	165,172
Salaries, wages and benefits		661,708	666,084	725,793
Depreciation and amortization	13,14	269,546	230,732	198,660

Total operating expenses		3,879,868	4,142,525	4,424,103

Operating profit		258,470	218,816	279,468
Interest expense		(172,630)	(169,407)	(133,989)
Interest income		13,054	19,016	17,099
Derivative instruments		3,321	626	5,924
Foreign exchange		(23,939)	(177,529)	10,272

Profit (loss) before income tax		78,276	(108,478)	178,774
Income tax expense – current	30	(27,448)	(17,280)	(33,781)
Income tax expense – deferred	30	(6,642)	(13,748)	(16,499)

Total income tax expense		(34,090)	(31,028)	(50,280)

Net profit (loss) for the year		$44,186	$(139,506)	$128,494

Basic and diluted earnings (loss) per share	15
Common stock		$0.04	$(0.14)	$0.13
Preferred stock		$0.04	$(0.14)	$0.13

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2016	2015	2014
Net profit (loss) for the year		$44,186	$(139,506)	$128,494
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative property	13	8,971	(6,156)	(4,307)
Actuarial gains	20	4,094	541	16,439
Income tax	30	4,289	3,410	(2,239)

		17,354	(2,205)	9,893
Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	24	21,712	77,308	(113,249)
Net change in fair value of available–for–sale securities	24	(245)	3,098	(1,527)
Income tax	30	(3,558)	(13,358)	14,819

		17,909	67,048	(99,957)

Other comprehensive income (loss), net of income tax		35,263	64,843	(90,064)

Total comprehensive income (loss) net of income tax		$79,449	$(74,663)	$38,430

Profit (loss) attributable to:
Equity holders of the parent		$16,980	$(155,388)	$129,270
Non–controlling interest		27,206	15,882	(776)

Net profit (loss)		$44,186	$(139,506)	$128,494

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$52,243	$(90,545)	$39,206
Non–controlling interest		27,206	15,882	(776)

Total comprehensive income (loss)		$79,449	$(74,663)	$38,430

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid–in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non– controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance at January 1, 2014		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746

Net profit		—	—	—	—	—	—	—	129,270	129,270	(776)	128,494
Other comprehensive income for the period	24	—	—	—	—	—	—	(4,307)	(85,757)	(90,064)	—	(90,064)
Dividends paid	24	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)
Increase in non–controlling interest	24	—	—	—	—	—	—	—	—	—	2,515	2,515
Conversion of common stock to preferred stock	24	(5,000,000)	(625)	5,000,000	625	(1,775)	1,775	—	—	—	—	—
Balance at December 31, 2014		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747
Net loss		—	—	—	—	—	—	—	(155,388)	(155,388)	15,882	(139,506)
Other comprehensive income for the period	24	—	—	—	—	—	—	(6,156)	70,999	64,843	—	64,843
Dividends paid	24	—	—	—	—	—	—	—	(67,088)	(67,088)	(3,750)	(70,838)
Sale of minority shareholding	24	—	—	—	—	—	—	—	302,938	302,938	(1,549)	301,389

Balance at December 31, 2015		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$18,394	$507,132	$1,353,989	$18,646	$1,372,635

Net profit		—	—	—	—	—	—	—	16,980	16,980	27,206	44,186
Other comprehensive income for the period	24	—	—	—	—	—	—	8,971	26,292	35,263	—	35,263
Dividends paid	24	—	—	—	—	—	—	—	(5,723)	(5,723)	(26,100)	(31,823)

Balance at December 31, 2016		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$544,681	$1,400,509	$19,752	$1,420,261

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net profit (loss) for the year	$44,186	$(139,506)	$128,494
Adjustments for:
Depreciation and amortization	269,546	230,732	198,660
Share–based payment loss (income)	1,111	(1,121)	(2,540)
Loss on disposal of assets	10,256	8,670	(6,528)
Fair value adjustment of financial instruments	(4,290)	5,327	(4,616)
Interest income	(13,054)	(19,016)	(17,099)
Interest expense	172,630	169,407	133,989
Deferred tax	6,642	13,748	16,499
Current tax	27,448	17,280	33,781
Currency translation adjustment	23,939	177,529	(10,272)
Changes in:
Accounts receivable	(62,550)	(39,043)	(151,391)
Expendable spare parts and supplies	(13,593)	(3,154)	(12,456)
Prepaid expenses	(14,017)	10,357	(9,321)
Deposits and other assets	28,050	181	(67,849)
Accounts payable and accrued expenses	40,217	(25,969)	73,755
Air traffic liability	89,187	(23,879)	(17,554)
Provision for return conditions	11,387	32,217	42,786
Employee benefits	(8,929)	(11,996)	(27,878)
Income tax paid	(40,212)	(38,762)	(43,330)

Net cash provided by operating activities	567,954	363,002	257,130
Cash flows from investing activities:
Available–for–sale securities	170	7,043	—
Restricted cash	7,422	(10,815)	21,551
Interest received	8,606	9,009	13,384
Advance payments on aircraft purchase contracts	(78,523)	(220,920)	(169,284)
Acquisition of property and equipment	(210,772)	(156,655)	(130,313)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2016	2015	2014
Redemption (Investment in) of investment in certificates of bank deposits	$32,709	$(32,087)	$(9,248)
Acquisition of intangible assets	(21,660)	(16,856)	(29,682)
Net cash flow on acquisition of subsidiary	—	—	(9,968)
Proceeds from sale of property and equipment	143,362	90,625	65,985
Proceeds from sale of investments	296	165	686

Net cash used in investing activities	(118,390)	(330,491)	(246,889)
Cash flows from financing activities:
Proceeds from loans and borrowings	35,034	451,973	231,510
Proceeds from issuance of bonds	—	—	250,000
Repayments of loans and borrowings	(394,939)	(515,927)	(365,605)
Dividends paid	(31,823)	(70,838)	(38,944)
Increase in non–controlling interest	—	—	2,000
Interest paid	(158,741)	(148,518)	(131,781)
Sale of minority shareholding	—	301,389	—

Net cash (used in) provided by financing activities	(550,469)	18,079	(52,820)
Net (decrease) increase in cash and cash equivalents	(100,905)	50,590	(42,579)
Net foreign exchange difference	(2,723)	(212,100)	(52,107)
Cash and cash equivalents at beginning of year	479,381	640,891	735,577

Cash and cash equivalents at end of year	$375,753	$479,381	$640,891

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Copa Airlines, Satena, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, Eva Airways, Etihad Airways, TAME, Silver Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) and Aerogal are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles. Lifemiles is designed to retain customers and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, customers earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights other partners’ products or services. Customers may redeem their awards through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015, Avianca Holdings S.A. had a total fleet consisting of:

	2016			2015
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10	—	10	10
Airbus A-319	23	7	30	22	13	35
Airbus A-320	34	28	62	34	27	61
Airbus A-321	5	6	11	5	7	12
Airbus A300F-B4F	5	—	5	4	—	4
Airbus A-330	1	8	9	1	8	9
Airbus A330F	6	—	6	6	—	6
Boeing 787	6	4	10	5	2	7
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	11	—	11
Embraer E-190	10	2	12	10	2	12
Fokker 100	—	—	—	3	—	3
ATR 42	2	—	2	4	—	4
ATR 72	15	—	15	15	—	15

	122	65	187	122	69	191

(2)	Basis of preparation

(a) Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements of the Company were authorized for issue by the Board of Directors on February 21, 2017.

(b) Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(c) Functional and presentation currency

These Consolidated Financial Statements are presented in US Dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(d) Use of estimates and judgments

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 65 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 70 aircraft from the A320, A330, ATR and B787 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•	The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, Medellín, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2016 and 2015. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences. Breakage represents the sale of miles that are expected to expire unused based on historical data and experience. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns.

•	Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Company incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Company is entitled to receive compensation from the lessor. The Company accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the Consolidated Statement of Comprehensive Income.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by all the Company’s entities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(a) Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Control is established after assessing the Company’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Company.

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2016	2015
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	0%	0%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles B.V.	Curaçao	70%	70%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

On April 19, 2013, Avianca Leasing, LLC was formed as a limited liability Company in the State of Delaware, United States. On May 10, 2013, Avianca Holdings S.A. completed a $300,000 private offering of Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. Two subsidiaries of Avianca Holdings, Grupo Taca Holdings, Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co–issuers. Avianca Leasing, LLC will not engage in any material business activity other than purchasing, leasing or otherwise acquiring and/or financing aircraft for use by Avianca, S.A. and its subsidiaries, the incurrence of obligations in connection therewith, including the notes, and activities incidental or ancillary thereto. Avianca S.A. is the sole member of Avianca Leasing, LLC. Therefore, the Company has consolidated the entity in accordance with IFRS 10.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On October 21, 2014, Avianca Holdings S.A. indirectly acquired 25% of the voting rights as well as 92.72% of the economic rights in the Mexican airfreight carrier Aero Transporte de Carga Unión, S.A. de C.V. (“Aerounion”).

The Consolidated Financial Statements also include 54 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the Consolidated Financial Statements includes 100 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Company has consolidated these entities in accordance with IFRS 10.

(b) Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c) Foreign currency

Foreign currency transactions

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are taken to profit or loss. Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non–monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in the Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. The revenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d) Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non–controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non–controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Company’s cash–generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

(e) Revenue recognition

In accordance with IAS 18, revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

(i)	Passenger and cargo transportation

The Company recognizes revenue from passenger and cargo transportation services as earned when the service is rendered.

The Company is required to charge and collect certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. The Company records a liability when the amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A significant portion of the ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short–term in duration and typically collected prior to the recognition of revenue. Credit risk associated with these receivables is minimal.

Cargo is carried out in a dedicated freighter fleet and, to the extent of excess capacity, in the bellies of passenger aircraft.

(ii)	Aircraft operating leases

Aircraft operating lease income is recognized as other revenue in the Consolidated Statement of Comprehensive Income when it is earned, according to the terms of each lease agreement.

(iii)	Frequent flyer

The Company operates a frequent flyer loyalty program known as “LifeMiles” which is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Company’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 21) until redemption. Components other than the fair value of Gross Billings are immediately recognized within “Revenue”. These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 “Fair Value Measurements”. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed.

(f) Air traffic liability

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position. Air traffic liability also includes deferred revenue from loyalty program reward credits as described in note 3(e)(iii).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any resulting adjustments, which can be significant, are recorded in the Consolidated Statement of Comprehensive Income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. The Company evaluates its estimates and assumptions and adjusts air traffic liability and passenger revenues as necessary.

(g) Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized in the Consolidated Statement of Changes in Equity or Consolidated Statement of Comprehensive Income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized to the extent that is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re–assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(h) Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Company are recorded at cost as under–construction assets. When under–construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Depreciation is recognized in the Consolidated Statement of Comprehensive Income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight–line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Short and medium–haul aircraft
Long–haul aircraft	2 – 25 25 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20 – 50
Administrative buildings	20 – 50
Vehicles	2 – 10
Machinery and equipment	4 – 15

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the Consolidated Statement of Financial Position when awarded by manufacturers.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(iv)	Revaluation and other reserves

Administrative property in Bogota, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the income statement, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(i) Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the Consolidated Statement of Comprehensive Income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income on a straight–line basis over the lease term.

Gains or losses related to sale–leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i)	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii)	If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(iii)	In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. During the years ended December 31, 2016, 2015 and 2014, the Company recognized net gains of $4,275, $2,894 and $602 related to sale–and–leaseback transactions, which are recognized in the Statement of Comprehensive Income. All sale-and-leaseback transactions resulted in operating leasebacks.

(j) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(k) Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Comprehensive Income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash–generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Gains and losses arising from the de–recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Comprehensive Income when the asset is derecognized.

The Company’s intangible assets include the following:

(i)	Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life, with a maximum of five years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the Consolidated Statement of Comprehensive Income.

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with routes and trademark rights are based on management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years. Certain routes and trademarks have indefinite useful lives and therefore are not amortized, but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(iii)	Contract–based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(l) Financial instruments – initial recognition and subsequent measurement

(i)	Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified into one of the following categories upon initial recognition: (a) financial assets at fair value through profit or loss, (b) loans and receivables, (c) held–to–maturity investments, (d) available–for–sale financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held–to–maturity investments

•	Available for sale financial assets

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including those designated as hedging instruments in hedge relationships are also classified as fair value through profit or loss except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which take place into account any dividend income, are recognized in the Consolidated Statement of Comprehensive Income as financial income or financial costs.

The Company does not hold or issue derivative instruments for trading purposes, however, certain derivative contracts are not designated as hedges for accounting purposes. Such derivative instruments are designated as financial instruments at fair value through profit or loss.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Loans and receivables

Loans and receivables are non–derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition receivables are measured at amortized cost using the effective interest rate method, less a provision for impairment, if any.

Loans and receivables comprise cash and cash equivalents, deposits and trade and other receivables.

Held–to–maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held–to–maturity. Held–to–maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held–to–maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

Available–for–sale financial assets

Available–for–sale financial assets are non–derivative financial assets that are designated as available–for–sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available–for–sale financial assets. Subsequent to initial recognition, such assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and included within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the Consolidated Statement of Comprehensive Income.

(ii)	Impairment of financial assets

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists either individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, the asset is grouped with other financial assets with similar credit risk characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment are not included in a collective assessment of impairment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (“EIR”).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Comprehensive Income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for purpose of measuring the impairment loss. The interest income is recorded as part of financial income in the Consolidated Statement of Comprehensive Income.

If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income.

Available–for–sale financial assets

Impairment losses on available–for–sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available–for–sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income. However, any subsequent recovery in the fair value of an impaired available–for–sale equity security is recognized in other comprehensive income.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement, and it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

In that case, an associated liability is also recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations which have been retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to be repay.

(iii)	Financial liabilities

Financial liabilities within the scope of IAS 39 are measured at amortized cost using the effective interest method, except for liabilities classified as financial liabilities at fair value through profit or loss, loan commitments, and financial guarantee contracts. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value including directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, financial guarantee contracts, derivative financial instruments and finance lease obligations.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings carried at amortized cost

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the Consolidated Statement of Comprehensive Income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the Consolidated Statement of Comprehensive Income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Comprehensive Income.

(i)	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(ii)	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 29.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(m) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non–financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the Consolidated Statement of Comprehensive Income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the Consolidated Statement of Comprehensive Income.

Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Comprehensive Income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non–financial asset or non–financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non–financial asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Comprehensive Income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses forward currency contracts and cross currency swaps as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 27 for more details.

Current versus non–current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non–current or separated into a current and non–current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non–current (or separated into current and non–current portions) consistent with the classification of the underlying item.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non–current portion only if a reliable allocation can be made.

(n) Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(o) Impairment of non–financial assets

The Company assesses in accordance with IAS 36 “Impairment of Assets” at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash–generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the Consolidated Statement of Comprehensive Income in those expense categories consistent with the nature of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash–generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which it pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash–generating unit (or group of cash–generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Management has considered the impact of greater than forecasted variations in relevant assumptions in assessing the CGU’s recoverable amount. As a result of the analysis performed a reasonably possible change in key assumptions would not cause the CGU’s carrying amount to exceed its recoverable amount.

(p) Cash and cash equivalents

Cash and cash equivalents in the Consolidated Statement of Financial Position comprise cash at banks and on hand and short–term deposits with original maturity of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the Consolidated Statement of Cash Flows, cash and cash equivalents consist of cash and short–term deposits as defined above, net of outstanding bank overdrafts, if any.

(q) Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. The maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” when they are susceptible for recovery, to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after the execution of a quialifying maintenance service or when the leases are completed, according to the conditions agreed in each contract. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(r) Security deposits for aircraft and engines

The Company must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral for lease agreements

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

(s) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

If the effect of the time value of money is material, provisions are discounted using a current pre–tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company recognizes for restitution costs of the aircraft held under operating leases and accumulates them monthly during the term of the lease contract. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.”

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(t) Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post–employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by the Social Security Institute and private pension funds are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (issued in June 2011 and amended in November 2013), the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	Interest income on plan assets.

•	Interest cost on the defined benefit obligation; and

•	Interest on the effect of the asset ceiling

Additionally the Company offers the following employee benefits:

(i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Consolidated Statement of Comprehensive Income when they are due.

(ii)	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(u) Share based payments

Since March 2012, the Company has operated a share based payments plan (the “Share Based Plan”) whereby eligible participants receive cash payments if certain market and non–market vesting conditions are met. The Company accounts for the Share Based Plan as a cash–settled share based payment in accordance with the provisions of IFRS 2 “Share–based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull–Wakeman pricing model.

(v) Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(w) Interest income and interest expense

Interest income comprises interest income on funds invested (including available–for–sale financial assets), changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income and gains on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Interest income is recognized as accrued in the Consolidated Statement of Comprehensive Income, using the effective interest rate method.

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income, and losses on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

We applied, for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. The nature and the impact of each new standard or amendment is described below:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to Interim Condensed Consolidated Financial Statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments do not have any impact on the Group.

4.2 Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (2)

IFRS 15	Revenue from contracts with Customers (and the related clarifications) (2)

IFRS 16	Leases (3)

Amendments to IFRS 2-	Classification and Measurement of share based payment transactions (2)

Amendments to IFRS 10 and IAS 28	Sale or contribution of Assets between an Investor and its associate or joint venture (4)

Amendment to IAS 7	Disclosure Initiative (1)

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)

(1)	Effective for annual periods beginning on or after 1 January 2017, with earlier application permitted.
(2)	Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(3)	Effective for annual periods beginning on or after 1 January 2019, with earlier application permitted.
(4)	Effective for annual periods beginning on or after a date to be determined

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for the financial instruments project: classification and measurement; impairment; and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date. The Group expects no significant impact on its balance sheet and equity, nevertheless the Company is analyzing the impact of this standard.

IFRS 15 Revenue from contracts with customers

This standard outlines the principles to be applied to measure and recognize revenue. The core principle is that the Company will recognize revenue for the value entitled to be recovered from its customers.

The standard describes five steps for its implementation, such as the identification of the contract, the performance obligation in the contract, the transaction price, price allocation to performance obligations, and the recognition of revenue when the entity satisfies a performance obligation.

Effective for annual periods beginning on or after January 1, 2018. The Company is analyzing the impact of this standard and plans to adopt on the required effective date.

IFRS 16 Leases

This standard requires that lessees recognize all leases in a similar way to finance leases under IAS 17 Leases. The standard includes two exceptions to this recognition, leases of assets (1) low value (e.g. personal computers) and (2) short-term contracts (less than 12 months). The lessor recognizes from the beginning of the lease, the asset that represents the right to use and the payments liability to be made. Meanwhile, the interest expense is recorded separately to depreciation.

Recognition requirements for the lessor have no relevant changes compared to IAS 17.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Some key metrics could be affected: EBIT, debt covenants, financial and debt indicators, as well as the presentation of cash flows, which would be presented as financing activities and not as operating activities.

Effective date for annual periods beginning on or after January 1, 2019 onwards, early application is permitted, but not before applying IFRS 15 Revenue from contracts with customers. The Company is analyzing the impact of this standard and plans to adopt it on the required effective date.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Group is assessing the potential effect of the amendments on its consolidated financial statements.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. Application of the amendments will result in additional disclosures provided by the Group.

IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after 1 January 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Group.

(5)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. For management purposes, the Company has two reportable segments, as follows:

Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively, including flights operated by other airlines under code-sharing agreements.

Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

No operating segments have been aggregated to form the above reportable operating segments.

Starting July 31, 2015, the Board of Directors has monitored the operating results of the Company’s business units separately for the purpose of making decisions about resource allocation and performance assessment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the year ended December 31, 2016 are as follows:

	For the year ended December 31, 2016
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$3,898,271	$240,067	$—	$4,138,338
Inter-segment	89,071	3,834	(92,905)	—

Total revenue	3,987,342	243,901	(92,905)	4,138,338
Cost of loyalty rewards	53,901	120,589	(78,785)	95,705
Operating expenses	3,509,122	19,617	(14,122)	3,514,617
Depreciation and amortization	269,534	12,789	(12,777)	269,546
Interest expense	172,381	249	—	172,630
Interest income	(13,960)	906	—	(13,054)
Derivative instruments	(3,321)	—	—	(3,321)
Foreign exchange	23,952	(13)	—	23,939
Income tax expense	32,384	1,706	—	34,090

Net (loss) profit for the period	$(56,651)	$88,058	$12,779	$44,186

Total Assets	$6,328,740	$227,382	$(204,787)	$6,351,335

Total Liabilities	$4,842,190	$203,542	$(114,658)	$4,931,074

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the year ended December 31, 2015 are as follows:

	For the year ended December 31, 2015
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$4,203,159	$158,182	$—	$4,361,341
Inter-segment	161,006	41,894	(202,900)	—

Total revenue	4,364,165	200,076	(202,900)	4,361,341
Cost of loyalty rewards	121,166	102,632	(114,570)	109,228
Operating expenses	3,795,550	14,401	(7,386)	3,802,565
Depreciation and, amortization	230,732	8,077	(8,077)	230,732
Interest expense	171,132	50	(1,775)	169,407
Interest income	(18,918)	(1,873)	1,775	(19,016)
Derivative instruments	(626)	—	—	(626)
Foreign exchange	177,518	11	—	177,529
Income tax expense	30,007	1,021	—	31,028

Net (loss) profit for the period	$(142,396)	$75,757	$(72,867)	$(139,506)

Total Assets	$6,357,961	$203,280	$(199,296)	$6,361,945

Total Liabilities	$4,904,681	$181,017	$(96,388)	$4,989,310

(1)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles B.V., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Company’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by geographic area for the years ended December 31, 2016, 2015 and 2014 are as follows:

	For the year ended December 31,
	2016	2015	2014
North America	$539,365	$653,452	$673,824
Central America and the Caribbean	442,841	592,947	528,683
Colombia	1,831,218	1,840,597	2,129,000
South America (ex–Colombia)	840,934	918,956	1,042,368
Other	483,980	355,389	329,696

Total operating revenue	$4,138,338	$4,361,341	$4,703,571

The Company allocates revenues by geographic area based on the point of origin of the flight. Non–current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(6)	Financial risk management

The Company has exposure to different risks from its use of financial instruments, namely credit risk, liquidity risk, and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

(a) Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board of Directors has established mechanisms for developing and monitoring the Company’s risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities. The Company is also exposed to credit risk from its financing activities, including deposits with banks and financial institutions, and foreign exchange transactions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Company has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	Notes	December 31, 2016	December 31, 2015
Available–for–sale securities	6g	$76	$793
Accounts receivable, net of provision for doubtful accounts	8	405,916	339,333
Cash and cash equivalents	7	375,753	479,381
Current restricted cash	7	5,371	5,397
Non–current restricted cash	12	—	6,545
Fair value of derivative instruments–assets	12	26,337	972

Total		$813,453	$832,421

(c) Receivables, net

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. The demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

Additionally, the Company is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivables are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo–related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Company is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web–enabled e–billing solution.

There are no significant concentrations of credit risk at the Consolidated Statement of Financial Position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the contractual maturities of non–derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2016

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$62,302	$63,244	$63,244	$—	$—	$—	$—
Long–term Debt	2,574,306	2,965,631	402,083	429,941	394,075	370,139	1,369,393
Bonds	637,627	818,950	86,188	81,579	78,132	573,051	—

Total debt	3,274,235	3,847,825	551,515	511,520	472,207	943,190	1,369,393
Accounts payable	495,840	495,840	493,106	2,734	—	—	—

Contractual maturities	$3,770,075	$4,343,665	$1,044,621	$514,254	$472,207	$943,190	$1,369,393

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$89,368	$90,721	$90,721	$—	$—	$—	$—
Long–term Debt	2,725,390	3,158,362	387,046	386,407	406,795	374,325	1,603,789
Bonds	658,236	896,607	83,895	83,203	79,971	76,479	573,059

Total debt	3,472,994	4,145,690	561,662	469,610	486,766	450,804	2,176,848
Accounts payable	484,191	484,191	480,592	3,599	—	—	—

Contractual maturities	$3,957,185	$4,629,881	$1,042,254	$473,209	$486,766	$450,804	$2,176,848

Sensitivity analysis

As of December 31, 2016 and 2015 an average increase of 1% in interest rates on long–term debt would be expected to decrease the Company’s income by $6,901 and $8,833 respectively.

Interest rates for interest–bearing financial obligations are as follows:

	December 31, 2016
	Weighted average interest rate	Total
Short–term borrowings	4.20%	$62,302
Long–term debt and financial leases	3.41%	2,574,306
Bonds – Colombia	12.96%	88,770
Bonds – Luxembourg	7.95%	548,857

Total		$3,274,235

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2015
	Weighted average interest rate	Total
Short–term borrowings	3.70%	$89,368
Long–term debt and financial leases	3.23%	2,725,390
Bonds – Colombia	12.30%	109,760
Bonds – Luxembourg	7.95%	548,476

Total		$3,472,994

(e) Market risk

Market risk is the risk that changes in market prices, such as foreign currency rates, interest rates and equity prices will affect the Company’s income or value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Company enters into derivative contracts, and also incurs financial liabilities, in order to manage market risk. The market risk associated with commodity–price and interest–rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

(f) Commodity risk

The Company maintains a commodity–price–risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity–price volatility. The operations of the Company require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Company enters into derivative financial instruments using heating oil and jet fuel to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Company determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through OCI, based on Hedge Accounting procedures.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $7,851 (2015: $10,068). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2015.

(g) Foreign currency risk

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the years ended December 31, 2016 and 2015, the Company recognized a net loss from currency exchanges of $(23,938) and $(177,529), respectively.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds issuance. For the year ended December 31, 2016, the Company recognized a net loss of $4,780, primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 4.7% when compared to the exchange rate as of December 31, 2015.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds issuance. For the year ended December 31, 2015, the Company recognized a net gain related to currency exchanges of its liabilities of $45,134, primarily as a result of the depreciation of the Colombian Peso against the US Dollar of 31.6% when compared to the exchange rate as of December 31, 2014.

As of December 31, 2016 given the lack of repatriations at the official exchange rates, the Company valued its cash balances held in Venezuela at the DICOM exchange rate of 673.8 VEF per 1.00 USD, which is the exchange rate available for the Company at the reporting date. Accordingly, as of December 31, 2016 the carrying amount of cash balances held in Venezuela of $1,463 have been classified as follows: $1,260 as cash and cash equivalents, which is expected to be use over the next three months as part of the normal operations in Venezuela and $203 as short-term restricted cash, which is expected to be used in the following 9 months.

As of December 31, 2015 given the lack of repatriations at the official exchange rates, the Company valued its cash balances held in Venezuela at the SIMADI exchange rate of 198.7 VEF per 1.00 USD, which is the exchange rate available for the Company at the reporting date, resulting in a total loss of $236,732. Accordingly, as of December 31, 2015 the carrying amount of cash balances held in Venezuela of $7,660 have been classified as follows: $417 as cash and cash equivalents, which is expected to be used over the next three months as part of the normal operations in Venezuela; $698 as short-term restricted cash, which is expected to be used in the following 9 months; and, $6,545 as long-term restricted cash, which the Company expects to use after the next 12 months.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company has available-for-sale instruments in Venezuela denominated in US Dollars that are expected to be paid in Bolivares at the official exchange rate of 6.3 VEF per 1.00 USD. Once the bonds are paid, the Company is expected to request conversion of these funds at the current official rate. As of December 31, 2016, a net loss of $1,325 has been recorded related with the exchange rate changes. In addition, as of December 31, 2016 a net fair value gain of $608. As of December 31, 2016, the balance of the remaining available-for-sale securities amounts to $76, including $43 of accrued interest, recorded within non–current assets. As of December 31, 2015, a net gain of $2,634 has been recorded related with the exchange rate changes and the maturity of available-for-sale instruments. In addition, as of December 31, 2015, a net fair value gain of $3,098. As of December 31, 2015, the balance of the remaining available-for-sale securities amounts to $793, including $43 of accrued interest, recorded within non–current assets.

During the years ended December 31, 2016 and 2015, the Company recorded total losses due to exchange rate changes in Venezuela of $5,321 and $233,987 respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the management of the Company based on its risk management policy was as follows:

	December 31, 2016
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$313,380	$18,220	$1,463	$9,813	$7,364	$25,513	$375,753
Available-for-sale securities	—	—	76	—	—	—	76
Accounts receivable, net of provision for doubtful accounts	123,562	79,951	515	10,162	35,093	156,633	405,916
Secured debt and bonds	(2,437,710)	(88,769)	—	—	—	(126,564)	(2,653,043)
Unsecured debt	(616,571)	(4,621)	—	—	—	—	(621,192)
Accounts payable	(248,712)	(164,497)	(1,756)	(10,897)	(14,337)	(55,641)	(495,840)

Net financial position exposure	$(2,866,051)	$(159,716)	$298	$9,078	$28,120	$(59)	$(2,988,330)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(1,597)	$3	$91	$281

	December 31, 2015
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$385,843	$28,155	$7,660	$16,023	$10,788	$30,912	$479,381
Available-for-sale securities	—	—	793	—	—	—	793
Accounts receivable, net of provision for doubtful accounts	174,109	99,138	3,810	4,307	8,193	49,776	339,333
Secured debt and bonds	(2,464,261)	(109,764)	—	—	—	(18,925)	(2,592,950)
Unsecured debt	(876,828)	(3,216)	—	—	—	—	(880,044)
Accounts payable	(230,772)	(174,418)	(3,421)	(4,166)	(9,201)	(62,213)	(484,191)

Net financial position exposure	$(3,011,909)	$(160,105)	$8,842	$16,164	$9,780	$(450)	$(3,137,678)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(1,601)	$88	$162	$98

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

Sensitivity analysis

The calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the exchange rate, which is the rate that could materially affect the Company’s Consolidated Statement of Comprehensive Income.

(h) Interest rate risk

The Company incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Company assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Company’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2016	December 31, 2015
Fixed rate instruments
Financial assets	$261,603	$54,180
Financial liabilities	(2,920,301)	(2,953,306)
Interest rate swaps	269	(3,679)

Total	$(2,658,429)	$(2,902,805)

Floating rate instruments
Financial assets	$46,433	$546,329
Financial liabilities	(353,934)	(519,688)

Total	$(307,501)	$26,641

The interest rate risk is originated mainly from long term aircraft lease payments. These long term loan payments at floating interest rates expose the Company to cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2016, the interest rates vary from 0.44% to 12.96% (December 31, 2015: 0.07% to 12.39% ) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

(i) Capital management

The Company’s capital management policy is to maintain a sound capital base in order to safeguard the Company’s ability to continue as a going concern, and in doing so, face its current and long–term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt–to–capital ratio. Debt is calculated as net debt, which consists of total borrowings (including current and non–current borrowings as shown in the Consolidated Statement of Financial Position) less cash, cash equivalents and restricted cash. Total capital is calculated as the sum of total equity attributable to the Company as shown in the Consolidated Statement of Financial Position plus total net debt.

Following is a summary of the debt–to–capital ratio of the Company:

	December 31, 2016	December 31, 2015
Debt	$3,274,235	$3,472,994
Less: cash and cash equivalents and restricted cash	(381,124)	(484,778)

Total net debt	2,893,111	2,988,216
Total equity attributable to the Company	1,400,509	1,353,989

Total Capital	$4,293,620	$4,342,205

Net debt–to–capital ratio	67%	69%

There were no changes in the Company’s approach to capital management during the year.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Cash on hand and bank deposits	$365,610	$437,951
Demand and term deposits	10,143	41,430

Cash and cash equivalents	375,753	479,381
Restricted cash	5,371	5,397

Cash and cash equivalents and restricted cash	$381,124	$484,778

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015 cash equivalents amounted to $10,143 and $41,430, respectively. The use of the term deposits depends on the cash requirements of the Company. As of December 31, 2016, term deposits bear annual interest rates ranging between 6.66% and 11.97% for balances in Colombian pesos and between 0.20% and 6.50% for balances in US dollars. As of December 31, 2015, term deposits bear annual interest rates, between 4.08% and 6.01% for balances in Colombian pesos and between 1.22% and 2.00% for balances in US dollars.

As of December 31, 2016, the carrying amount of cash balances held in Venezuela of $1,260 and $203 have been classified as cash and cash equivalents and restricted cash, respectively. As of December 31, 2015, cash balances held in Venezuela in the amount of $417 and $698 are classified within cash and cash equivalents, and restricted cash, respectively. (see Note 6g).

(8)	Accounts receivables, net of provision for doubtful accounts

Receivables as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Trade	$206,229	$187,836
Indirect tax credits (1)	184,114	136,775
Manufacturer credits	13,216	10,393
Employee advances (2)	5,138	4,797
Other	10,475	12,846

	$419,172	$352,647
Less provision for doubtful accounts	(13,256)	(13,314)

Total	$405,916	$339,333

Net current	313,868	279,620
Net non–current	92,048	59,713

Total	$405,916	$339,333

(1)	Corresponds mainly to: tax credit of income tax, VAT, withholding tax credits and advances of ICA, advances and prepayments income of CREE and advance payments of departure rates.
(2)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2016	December 31, 2015
Balance at beginning of year	$13,314	$13,322
Bad debt expense	2,966	7,281
Write–off against the allowance	(3,024)	(7,289)

Balance at end of year	$13,256	$13,314

The aging of accounts receivables at the end of the reporting period that were not impaired is as follows:

	December 31, 2016	December 31, 2015
Neither past due nor impaired	$184,007	$300,858
Past due 1–30 days	27,265	28,962
Past due 31–90 days	30,066	5,658
Past due 91 days	177,834	17,169

Total	$419,172	$352,647
Provision for doubtful accounts	(13,256)	(13,314)

Net accounts receivable	$405,916	$339,333

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2016, 2015 and 2014:

Company	Country	December 31, 2016				December 31, 2015				December 31, 2014
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$12,993	$—	$796	$—	$13,000	$—	$1,205	$—	$1,226	$—
OceanAir Linhas Aéreas, S.A.	Brazil	3,395	2,623	22,164	19,656	8,290	4,197	26,183	9,546	25,027	2,843
Aerovias Beta Corp.	Panama	977	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	56	2,561	13	9,196	88	2,397	6	12,017	6	9,533
Transportadora del Meta S.A.S.	Colombia	17	1,039	2	5,040	67	810	1	11,398	—	8,841
Empresariales S.A.S.	Colombia	9	1,104	4	10,036	10	68	6	10,414	6	11,589
Corp Hotelera Internac., S.A. Hotelera Los Pozos, S.A.	El Salvador	—	93	—	505	—	104	—	236	—	502
Other		1,836	1,652	917	2,979	641	1,873	6,208	3,052	128	1,608

Subtotal		$19,283	$9,072	$23,896	$47,412	$23,073	$9,449	$33,609	$46,663	$26,393	$34,916

		Receivables	Payables			Receivables	Payables
Short–term		$19,283	$9,072			$23,073	$9,449
Long–term		—	—			—	—

Total balances with related parties		$19,283	$9,072			$23,073	$9,449

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2016 amounted to $12,993, consisting of $12,854 of principal and $139 of accrued interests. The debt bears an interest equal to 90 days LIBOR plus 550 basis points. The deadline for payment of the obligation, principal and accrued interest is on October 31, 2017.

Receivable balances as of December 31, 2016 from OceanAir Linhas Aéreas, S.A., include an amount of $546 past due which relates to payments from aircraft leases and other services.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 32). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

Synergy Aerospace Corp.	The receivables amount corresponds to aircraft engine reserves and maintenance contracts. The payable amount originates in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp. Avianca Holdings S.A agreed to sign purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy Group. This agreement originates in certain obligations signed on December 30, 2010 and amended subsequently on December 30, 2011 and on February 28, 2012.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
Aerovias Beta Corp.	The accounts receivables balance relates to amount owed to Latin Airways Corp. arising from the Aerovias Beta Corp. spinoff, which gave rise to Latin Airways Corp.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Corporación Hotelera Internacional S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014 amounted to $26,132, $28,506 and $31,365, respectively.

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Expendable spare parts	$74,869	$59,153
Supplies	7,493	9,615

Total	$82,362	$68,768

For the years ended December 31, 2016, 2015 and 2014 expendable spare parts and supplies in the amount of $59,579, $62,023 and $69,004, respectively, were recognized as maintenance expense.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(11)	Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2016 and 2015 prepaid balances are as follows:

	December 31, 2016	December 31, 2015
Prepaid commissions	$16,351	$14,175
Advance payments on operating aircraft leases	10,313	12,776
Premiums for insurance policies	11,149	1,414
Other (1)	21,912	17,343

Total	$59,725	$45,708

(1)	Corresponds mainly to prepaid compensation.

(12)	Deposits and other assets

Deposits and other assets as of December 31, 2016 and 2015 are as follows:

	Notes	December 31, 2016	December 31, 2015
Short term:
Deposits with lessors (1)		$121,173	$47,204
Short term investments (2)		16,598	68,927
Guarantee deposits (3)		1,931	12,346
Others (5)		1,547	1,275

Sub–Total		141,249	129,752
Fair value of derivative instruments	26,27	18,875	972

Total		$160,124	$130,724

Long term:
Deposits with lessors (1)		$84,067	$171,065
Long term investments – restricted		36,355	16,734
Guarantee deposits (3)		6,824	6,518
Restricted cash (4)		—	6,545
Others (5)		39,325	45,624

Sub–Total		166,571	246,486
Fair value of derivative instruments	26,27	7,462	—

Total		$174,033	$246,486

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2016 the Company has paid lessors $17,695 (December 31, 2015: $5,902) in maintenance deposits, net of reimbursements.

(2)	Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Company´s Investment Policy. Otherwise, it will be classified as long-term.
(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	Restricted cash corresponds to cash held in Venezuela, which is subject to future changes due to the economic instability in Venezuela, with the possibility of new limitations in the repatriation of funds by CADIVI or even sanctions by the Venezuelan government to restrict the cash repatriation (see Note 6g).
(5)	Others includes compensations for return conditions and other deferred charges.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(13)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2016 and 2015 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
December 31, 2014	$3,850,651	$278,177	$177,677	$264,471	$87,436	$248,462	$4,906,874

Additions	360,204	128,174	11,644	220,920	—	69,330	790,272
Revaluation	—	—	—	—	(6,156)	—	(6,156)
Disposals/Transfers	127,968	(20,308)	(26,908)	(205,709)	(540)	(17,594)	(143,091)

December 31, 2015	$4,338,823	$386,043	$162,413	$279,682	$80,740	$300,198	$5,547,899

Additions	$187,311	$122,583	$12,411	$78,523	$950	$47,152	$448,930
Revaluation	—	—	—	—	8,971	—	8,971
Disposals/Transfers	(75,562)	(125,192)	28,721	(143,108)	68,116	(72,478)	(319,503)

December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297

Accumulated depreciation:
December 31, 2014	$477,249	$190,271	$23,382	$—	$8,994	$78,927	$778,823

Additions	119,924	58,900	7,093	—	1,675	23,980	211,572
Disposals/Transfers	(18,911)	(8,406)	(4,789)	—	—	(9,736)	(41,842)

December 31, 2015	$578,262	$240,765	$25,686	$—	$10,669	$93,171	$948,553

Additions	142,059	67,636	9,631	—	1,938	25,995	247,259
Disposals/Transfers	(66,906)	(117,805)	27,172	—	(3,201)	1,296	(159,444)

December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368

Net balances:
December 31, 2014	$3,373,402	$87,906	$154,295	$264,471	$78,442	$169,535	$4,128,051

December 31, 2015	$3,760,561	$145,278	$136,727	$279,682	$70,071	$207,027	$4,599,346

December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During the twelve months ended December 31, 2016, the Company acquired three A319, two Cessna, one B787 and one A300. Additionally, the Company paid prepaid payments (“PDPs”) and purchased rotable spare parts. During the twelve months ended December 31, 2016, the Company sold two A319, two ATR-42 and three Fokker 100.

As of December 31, 2016 and 2015, the net carrying amount of leased property and equipment under financial leases was $3,795,373 and $3,481,131 respectively, which have been pledged to secure long–term debt.

As of December 31, 2016 and 2015, the Company capitalized borrowing costs amounting to $20,840 at an average interest rate of 8.81% and $19,549 at an average interest rate of 7.36%, respectively.

As of December 31, 2016, the Avianca Airport Hangar MRO José María Córdova Project had been finished with a total cost of $42,081, consisting of hangars and aircraft component repair facilities as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms built in adjacent areas to the José María Córdova International Airport. The building started its operation on August 31, 2016.

As of December 31, 2016, the Center of Operational Excellence Building (CEO) was built on a land of approximately 42,960.90 m2, which belongs to Stage 1 of Buro 25, which is located in the town of Fontibón, in the direction Diag. 25g N. 95th—85 near El Dorado International Airport. The closing cost as of December 31, 2016 was $39,339. This new facility serves as an educational training center for pilots, flight attendants and technicians, as well as for the rest of employees from different administrative areas. The project, currently in operation, has an approximate area of 23,700 square meters, including 425 parking lots delivered in 2016 and 15 parking spaces that will be delivered on June 1, 2017, 60 classrooms, and six simulator positions.

As of December 31, 2016 a total amount of $9,614 has been recognized as property and equipment in the course of construction, which corresponds to the purchase of a flight simulator to be used in the new Center of Operational Excellence Building (CEO) built in Bogotá. The project has an estimated cost of $9,643 including installation, duties and taxes. The installation date is estimated to be at the first half of 2017.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2016 and 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2016	December 31, 2015
Cost	$107,854	$68,515
Accumulated depreciation	(6,150)	(4,727)

Net carrying amount	$101,704	$63,788

(14)	Intangible assets

Intangible assets as of December 31, 2016 and 2015 are follows:

	December 31, 2016	December 31, 2015
Routes	$38,707	$40,911
Trademarks	3,938	3,938
Software and webpages	61,804	59,480
Other intangible rights	435	1,403

Subtotal	104,884	105,732
Goodwill	308,034	308,034

Total Intangible Assets	$412,918	$413,766

In 2014 after the acquisition of the voting and economic rights in Aerounion, and due to the consolidation of the cargo operations, the Company re-evaluated its Cash Generating Units (“CGU”) structure. As a result the Tampa and Aerounion CGUs that were previously evaluated separately were merged into a single CGU. Goodwill acquired through business combinations and intangibles with indefinite lives has been allocated to three CGU:

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2016	2015	2016	2015	2016	2015
Goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Routes	15,244	17,448	—	—	23,463	23,463
Trademarks	—	—	—	—	3,938	3,938

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company performed its annual impairment test in December 2016 and 2015. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2016 and 2015, the Company did not identify potential impairment of goodwill or intangible assets.

Aerogal CGU

The recoverable amount of Aerogal CGU, $257,623 as of December 31, 2016, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 10.89% and cash flows beyond the five–year period are extrapolated using a 1.80% growth rate that is the same as the long–term average growth rate for Ecuador, where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Grupo Taca Holdings Limited CGU

The recoverable amount of Grupo Taca Holdings Limited CGU, $2,938,920 as of December 31, 2016, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 9.95% and cash flows beyond the five–year period are extrapolated using a 2.60% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $1,680,666 as of December 31, 2016, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 9.96% and cash flows beyond the five–year period are extrapolated using a 3.50% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Assumptions

The calculation of value in use for the CGUs is most sensitive to the following assumptions:

•	Jet fuel price per gallon

•	Discount rates

•	Revenue growth

•	CAPEX expenditure

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Working capital

Jet fuel price per gallon – Estimates are obtained from published data relating to the specific commodity. Forecast figures are used if data is publicly available, otherwise past actual price movements are used as an indicator of future price movements.

Discount rates – Discount rates represent the current market assessment of the risks of the holding Company of each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The beta factors are evaluated annually based on publicly available market data.

Revenue growth – Management evaluates its estimates on passenger growth or cargo growth. Management expects the Company to have a stable growth over the forecast period.

CAPEX expenditure – Management estimates investment in CAPEX including aircraft, maintenance, and sale of assets, among others to estimate debt free cash flows.

Growth rate estimates – Rates are based on published forecasts for the regions or countries where the CGUs operate.

Working capital – Management evaluates the working capital needs of each CGU in accordance with its needs for investments to continue operations.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is a rollforward of intangibles assets from December 31, 2016 and 2015:

	Goodwill	Routes	Trade– marks	Software & Webpages	Others	Total
Cost:
Balance at December 31, 2014	$311,181	$52,481	$3,938	$82,605	$4,598	$454,803

Other Acquisitions/ Internally developed	—	—	—	16,429	427	16,856

Balance at December 31, 2015	311,181	52,481	3,938	99,034	5,025	471,659

Other Acquisitions/ Internally developed	—	—	—	21,660	—	21,660
Disposals	—	—	—	—	(221)	(221)

Balance at December 31, 2016	$311,181	$52,481	$3,938	$120,694	$4,804	$493,098

Accumulated Amortization and Impairment Losses:
Balance at December 31, 2014	$(3,147)	$(9,366)	$—	$(23,949)	$(2,271)	$(38,733)

Amortization for the year	—	(2,204)	—	(15,605)	(1,351)	(19,160)

Balance at December 31, 2015	(3,147)	(11,570)	—	(39,554)	(3,622)	(57,893)

Amortization for the year	—	(2,204)	—	(19,336)	(747)	(22,287)

Balance at December 31, 2016	$(3,147)	$(13,774)	$—	$(58,890)	$(4,369)	$(80,180)

Carrying Amounts:
At December 31, 2014	$308,034	$43,115	$3,938	$58,656	$2,327	$416,070

At December 31, 2015	$308,034	$40,911	$3,938	$59,480	$1,403	$413,766

At December 31, 2016	$308,034	$38,707	$3,938	$61,804	$435	$412,918

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(15)	Earnings per Share

The calculation of basic (loss) earnings per share at December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Net profit (loss) attributable to Avianca Holdings S.A.	$44,186	$(139,506)	$128,494

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800	665,383
Preferred stock	336,187	336,187	331,604
Earnings per share
Common stock	$0.04	$(0.14)	$0.13
Preferred stock	$0.04	$(0.14)	$0.13

There are no dilutive shares as the Company has no convertible preferred shares, convertible debentures.

(16)	Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2016 and 2015 are summarized as follows:

	Notes	December 31, 2016	December 31, 2015
Current:
Short–term borrowings and current portion of long–term debt		$377,149	$387,828
Bonds		29,590	25,056

	29	$406,739	$412,884

Non–current:
Long–term debt		$2,259,459	$2,426,930
Bonds		608,037	633,180

	29	$2,867,496	$3,060,110

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2016 and 2015 are as follows:

		December 31, 2016
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2017	4.20%	$64,060	$62,302
Long–term debt	2028	3.41%	3,938,372	2,574,306
Bonds–Colombia	2019	12.96%	88,769	88,770
Bonds– Luxembourg	2020	7.95%	550,000	548,857

Total			$4,641,201	$3,274,235

		December 31, 2015
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2016	3.70%	$89,812	$89,368
Long–term debt	2027	3.23%	3,937,097	2,725,390
Bonds–Colombia	2019	12.30%	134,943	109,760
Bonds– Luxembourg	2020	7.95%	550,000	548,476

Total			$4,711,852	$3,472,994

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts are denominated in Euros.

The outstanding long term debt balance of the Company as of December 31, 2016 and 2015 were $2,218,509 and $2,332,326, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $418,100 and $482,432, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2016, the Company obtained $154,049 through a private placement vehicle issuing guaranteed notes and loans in order to finance the purchase of one B787 and two A319 aircraft, financed two CESSNA aircraft totalling $3,649 and issued in Euro a USD equivalent of $57,308 to refinance five ATR-72 aircraft trought an ECA guaranteed bond take out loan. The Company also obtained $19,527 for general working capital purposes.

During 2015, the Company obtained loans amounting to $412,679 in order to finance the purchase of two A321, three A320, one A319, two B787, two CESSNA and two ATR 72 aircraft. This includes $379,160 under a private placement vehicle distributed amongst the issuance of guaranteed notes and loans. The Company also obtained $304,112 for general working capital purposes.

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under theU.S. Securities Act of 1933, as amended. The senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013

On Apr 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of December 31, 2016 and 2015 the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co–issuers on $550,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans american Airlines S.A. Avianca Leasing LLC’s obligations as a co–issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $366,667. The Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, listed the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2016 and 2015, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	Balance as of December 31,
			2016	2015
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$548,857	$548,476

			$548,857	$548,476

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of December 31,
			2016		2015
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	$—	—	$—
Avianca	Series B	158,630	—	—	79,315	25,184
Avianca	Series C	266,370	266,370	88,770	266,370	84,576

Total				$88,770		$109,760

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $84,422, and $146,817, respectively. As of December 31, 2015 and 2014, there were $22,840, and $65,967 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

Future payments on long–term debt for the years ended December 31, 2016 and 2015 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2016	$314,848	$354,709	$331,633	$319,895	$1,253,221	$2,574,306

December 31, 2015	$298,460	$307,629	$339,272	$318,511	$1,461,518	$2,725,390

Future payments on bonds for the years ended December 31, 2016 and 2015 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2016	$29,590	$28,815	$29,202	$550,020	$—	$637,627

December 31, 2015	$25,056	$27,544	$27,804	$27,804	$550,028	$658,236

During 2016 and 2015, the Company did not comply with certain debt covenants. However these breaches did not accelerate the due date for the repayment of the debt. As of December 31, 2016, the Company obtained waivers adjusting its EBITDAR Coverage Ratio threshold to levels at which the covenants are met. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca Holdings S.A. and Subsidiaries

The consolidated financial statements of Avianca Holdings and Subsidiaries must comply with the following financial covenants:

(1)	EBITDAR Coverage Ratio: Should be not less than 1.50 to 1.00 and 0.70 to 1.00 for other obligations at the end of December 31, 2016.

(2)	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of each reporting period.

(3)	Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times and $50 million for other obligations at all times.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Relevant Testing Date means the date on which the Avianca Holdings S.A. and Subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

As of December 31, 2016 the Company complied with the financial covenants applicable at each annual reporting date for Avianca Holdings S.A. and Subsidiaries.

(17)	Accounts payable

Accounts payable as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Trade accounts payable	$319,858	$340,043
Non–income taxes collected in advance	104,165	68,651
Payroll taxes (1)	53,210	53,746
Other payables	15,873	18,152

Current	$493,106	$480,592

Trade accounts payable	$8	$—
Payroll taxes (1)	2,726	3,599

Non–current	$2,734	$3,599

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.

(18)	Accrued expenses

Accrued expenses as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Operating expenses	$84,981	$75,950
Vacation and other employee accruals	20,625	22,364
Other accrued expenses (1)	33,191	19,878

Total	$138,797	$118,192

(1)	Other accrued expenses include deferred leasing income, interest payable, provision severance payment and deferred interest income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(19)	Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Current	$53,116	$52,636
Non – current	120,822	109,231

Total	$173,938	$161,867

Changes in provisions for return conditions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Balances at beginning of year	$161,867	$131,884
Provisions made	28,354	73,203
Provisions used	(16,283)	(43,220)

Balances at end of year	$173,938	$161,867

(20)	Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2016 and 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2016	December 31, 2015
Fair value of plan assets	$(165,740)	$(140,517)
Present value of the obligation	320,890	301,113

Total employee benefit liability	$155,150	$160,596

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended December 31, 2016 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$566	$2,241
Interest cost on net benefit obligation	17,484	5,275

Total employee benefit liability	$18,050	$7,516

Net benefit expense – year ended December 31, 2015 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$1,564	$1,947
Interest cost on net benefit obligation	17,788	4,478

Total employee benefit liability	$19,352	$6,425

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2016 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2015	$232,749	$68,364	$301,113
Period cost	18,050	7,516	25,566
Benefits paid by employer	(16,884)	(2,546)	(19,430)
Actuarial (gains) losses recognized in other comprehensive income	17,918	(20,301)	(2,383)
Exchange differences	12,360	1,929	14,289
Others	1,735	—	1,735

Benefit obligation as of December 31, 2016	265,928	54,962	320,890
Fair value of plan assets	(165,740)	—	(165,740)

Total employee benefit liability	$100,188	$54,962	$155,150

Current	$35,272	$4,309	$39,581
Non–current	64,916	50,653	115,569

Total	$100,188	$54,962	$155,150

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2015	$140,517
Interest income on plan assets	11,268
Return on plan assets greater/(less) than discount	2,657
Employer contributions	21,597
Benefits paid	(16,069)
Investment expenses paid	(946)
Exchange differences	6,716

Fair value of plan assets at December 31, 2016	$165,740

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2015 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2014	$320,450	$77,823	$398,273
Period cost	19,352	6,425	25,777
Benefits paid by employer	(18,290)	(3,737)	(22,027)
Actuarial (gains) losses recognized in other comprehensive income	(9,830)	4,811	(5,019)
Exchange differences	(78,036)	(16,958)	(94,994)
Others	(897)	—	(897)

Benefit obligation as of December 31, 2015	232,749	68,364	301,113
Fair value of plan assets	(140,517)	—	(140,517)

Total employee benefit liability	$92,232	$68,364	$160,596

Current	$28,407	$4,469	$32,876
Non–current	63,825	63,895	127,720

Total	$92,232	$68,364	$160,596

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2014	$175,620
Interest income on plan assets	10,962
Employer contributions	19,919
Benefits paid	(16,032)
Return on plan assets adjustment	(4,478)
Exchange differences	(45,474)

Fair value of plan assets at December 31, 2015	$140,517

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the year ended December 31, 2016, 2015 and 2014, actuarial gains of $4,094, $541 and $16,439, respectively were recognized in other comprehensive income.

	December 31, 2016	December 31, 2015	December 31, 2014
Actuarial gains recognized in other comprehensive income	$2,383	$5,019	$5,755
Return on plan assets adjustment	1,711	(4,478)	10,684

Amount recognized in other comprehensive income	$4,094	$541	$16,439

The Company expects to contribute $39,581 to its defined benefit plan and other benefits in 2017.

Plan assets correspond to net funds transferred to Caxdac, which is responsible for the administration of the pilots’ pension plan. The assets held by Caxdac are segregated into separate accounts corresponding to each contributing Company. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2016	December 31, 2015
Discount rate on all plans	7.50%	7.50%
Price inflation	3.00%	3.00%
Future salary increase
Pilots	4.00%	3.75%
Cabin crew	4.00%	3.50%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.00%
Healthcare cost increase	4.50%	4.00%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2016	December 31, 2015
Equity securities	24.82%	45.00%
Debt securities	15.95%	51.00%
Domestic Corporate bonds	28.31%	00.00%
Foreign goverment/corporate bonds	18.54%	00.00%
Other	12.37%	4.00%

Equity securities comprise investments in Colombian entities with a credit rating between AAA and BBB. The debt securities include investments in bonds of the Colombian government, in banks and in Colombian public and private entities. Domestic corporate bonds include bonds issued by private companies and Foreign Government Corporate Bonds include Yankes bonds and bonds issued by financial and private entities abroad.

Pension plans for ground personnel

In 2008, the Company entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2016 and 2015, there are 16 and 9 beneficiaries, respectively, which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Company’s pension plans, the Company has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

•	Additional contribution for the year (if necessary): equal to the necessary amount to match the actuarial liability under local accounting rules and the plan assets as of year 2023 (determined with an actuarial calculation).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(15,241)	16,630
Pension increase	23,194	(11,567)
Mortality table	3,759	—

(21)	Air traffic liability

Air traffic liability as of December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
Advance ticket sales	$447,430	$363,026
Miles deferred revenue	73,760	70,549

Current	$521,190	$433,575

Miles deferred revenue	$98,088	$93,519

Non–current	$98,088	$93,519

(22)	Other liabilities

Other liabilities as of December 31, 2016 and 2015 are as follows:

	Notes	December 31, 2016	December 31, 2015
Derivative instruments	26, 27	$528	$3,769
Deferred income (1)		24,606	22,030
Other		762	2,267

Total		$25,896	$28,066

Current		$11,085	$12,691
Non–current		14,811	15,375

Total		$25,896	$28,066

(1)	Deferred income include prepayment for services and supplemental payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(23)	Share based payments

The Company authorized the implementation of an incentive plan (the “Share Based Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Based Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption, and COP$5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Based Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Based Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Based Plan. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of December 31, 2016, active beneficiaries have been awarded with 14,459,792 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March 15, 2012–2013 and March 15, 2013–2014. Total awards to be redeemed as of December 31, 2016 are equal to 13,979,767.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018
March 15, 2014	25%	From March 16, 2014 through March 15, 2019
March 15, 2015	25%	From March 16, 2015 through March 15, 2020
March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Based Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of December 31, 2016 and 2015 using the Turnbull–Wakeman model, which is a variation of the Black–Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2016, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 0.60 to 3.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,600 in the Colombian Stock Exchange and $9.64 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.96% to 5.61%

•	Dividend yield of 1.39%

•	Volatility of 44.20% to 56.57%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the valuation as of December 31, 2015, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 1.10 to 4.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$1,695 in the Colombian Stock Exchange and $4.27 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 1.01% to 6.49%

•	Dividend yield of 2.95%

•	Volatility of 31.65% to 38.13%

Since Avianca Holdings S.A. has a public traded history of approximately four and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1–3 of the original Share Based Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the loss (income) of the Share Based Plan Awards for the period ended December 31, 2016 and 2015 was $1,111 and $(1,121), respectively which has been recognized within operating profit. As of December 31, 2016 and 2015, $1,115 and $10, respectively, is reflected as a current liability on the Consolidated Statement of Financial Position.

(24)	Equity

Common and preferred stock

On November 5, 2013, the Company issued 12,500,000 ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of the Company’s shareholders will be entitled to any dividends. If dividends are declared and the Company’s annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all the Company’s holders of preferred and common shares, such profits will be paid equally with respect to the Company’s preferred and common shares. However, if the Company’s annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to all our holders of preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of the Company’s preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In connection with that offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 75,599,997 to 331,187,285 preferred shares. The Company did not receive any of the net proceeds from the sale of ADS by the selling shareholders.

As of December 31, 2013, the Company purchased 197,141 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $25 and additional paid–in capital on preferred stock was decreased by $452.

On November 28, 2014, the common shareholders converted 5,000,000 common shares to preferred shares. As a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased in 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2016	December 31, 2015
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	660,800,003
Issued and paid preferred stock	336,187,285	336,187,285

Sale of minority shareholding

In August 2015 Avianca Holdings S.A. and Advent International (“Advent”), one of the largest and most experienced global private equity investors, signed a definitive agreement pursuant to which Advent acquired 3,000 common shares of LifeMiles B.V., representing a 30% minority shareholding interest in LifeMiles B.V. In connection with this transaction the Company recognized a total amount of $301,389 recorded directly to equity, net of related transaction costs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2016 and 2015 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2014	$(98,898)	$(3,098)	$(36,388)	$12,678	$683	$7,444	$24,550	$(93,029)
Other comprehensive income (loss) in the period	77,308	3,098	541	(12,678)	(680)	3,410	(6,156)	64,843

As of December 31, 2015	$(21,590)	$—	$(35,847)	$—	$3	$10,854	$18,394	$(28,186)

Other comprehensive income (loss) in the period	21,712	(245)	4,094	(3,558)	—	4,289	8,971	35,263

As of December 31, 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 26).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2016	2015	2014
Cash flow hedges:
Reclassification during the year to profit or loss	$34,882	$144,372	$8,864
Effective valuation of cash flow hedged	(13,170)	(67,064)	(122,113)

	$21,712	$77,308	$(113,249)

Fair value reserves:
Valuations of available–for–sale investments	$(245)	3,098	(1,527)

	$(245)	$3,098	$(1,527)

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$(12,801)	$(13,358)	$15,068
Temporary differences within OCI	9,243	—	(249)

	$(3,558)	$(13,358)	$14,819

Dividends

The following dividends were paid by the Company during the years ended December 31, 2016 y 2015:

	December 31, 2016	December 31, 2015
Dividend - Ordinary shared	$—	$44,215
Dividend - Preferred shared	5,723	22,873

Total	$5,723	$67,088

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In March 2016, preferred dividends of $5,723 (COP$50 per share) were declared, and will be paid in four equal installments of COP$12.50 per preferred share. The four installments were paid on April 1, 2016, July 1, 2016, October 7, 2016 and December 16, 2016, based on retained earnings as of December 31, 2015.

Dividends of $67,088 (approximately $6.7 cent per share) were declared in September 2015, and paid on October 2015. Dividends of 75/0.04 COP$/$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013.

Dividends related to minority interest of Lifemiles BV of $26,100 were declared and paid during 2016. These dividends are distributed as follows: $6,600 based on profits of the year 2015 and $19,500 from anticipated dividends relating to the current period. Additionally, on December 16, 2015 the Company paid dividends corresponding to the minority shareholding of LifeMiles B.V. in the amount of $3,750.

(25)	Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2016 and 2015. The Company tracks its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2016	Percentage	Year ended December 31, 2015	Percentage	Year on Year Variation
Domestic
Passenger	$1,752,001	42%	$1,363,285	31%	$388,716
Cargo and mail	264,432	6%	234,362	5%	30,070

	2,016,433	48%	1,597,647	36%	418,786

International
Passenger	1,533,216	37%	2,094,732	48%	(561,516)
Cargo and mail	291,442	7%	390,163	9%	(98,721)

	1,824,658	44%	2,484,895	57%	(660,237)

Other (1)	297,247	8%	278,799	7%	18,448

Total operating revenues	$4,138,338	100%	$4,361,341	100%	$(223,003)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Year ended December 31, 2015	Percentage	Year ended December 31, 2014	Percentage	Year on Year Variation
Domestic
Passenger	$1,363,285	31%	$1,071,254	23%	$292,031
Cargo and mail	234,362	5%	240,134	5%	(5,772)

	1,597,647	36%	1,311,388	28%	286,259

International
Passenger	2,094,732	48%	2,791,467	59%	(696,735)
Cargo and mail	390,163	9%	324,728	7%	65,435

	2,484,895	57%	3,116,195	66%	(631,300)

Other (1)	278,799	7%	275,988	6%	2,811

Total operating revenues	$4,361,341	100%	$4,703,571	100%	$(342,230)

(1)	Other operating revenue

Other operating revenue for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Frequent flyer program	$154,245	$139,524	$141,402
Ground operations (a)	21,053	19,545	20,756
Leases	28,295	30,144	30,744
Maintenance	7,696	8,963	16,624
Interline	3,859	1,831	1,565
Other	82,099	78,792	64,897

	$297,247	$278,799	$275,988

(a)	Company provides services to other airlines at main hub airports.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(26)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2016 and 2015 are the following:

	Notes	December 31, 2016	December 31, 2015
Cash flow hedges – Assets
Fuel price hedges		$25,540	$882
Interest rate		797	—

Total	12	$26,337	$882

Cash flow hedges – Liabilities
Interest Rate	22	$20	$1,635

Total		$20	$1,635

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1–12 months
Fuel price
Assets	$25,540	$25,540
Interest rate
Assets	$797	$797
Liabilities	$20	$20

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2016 and 2015, a net gain relating to the hedging instruments of $21,712 and $77,308, respectively is included in other comprehensive income (see Note 24).

(27)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2016 and 2015 are the following:

	Notes	December 31, 2016	December 31, 2015
Derivatives not designated as hedges – Assets Derivative contracts of interest rate	12	$—	$90

Total		$—	$90

Derivatives not designated as hedges – Liabilities Derivative contracts of interest rate	22	$508	$2,134

Total		$508	$2,134

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(28)	Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2016 and 2015, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(29)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2016 are as follows:

		December 31, 2016
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$76	$76
Derivative instruments	26, 27	26,337	26,337

		$26,413	$26,413

Financial liabilities
Short term borrowings and long–term debt	16	$3,274,235	$3,241,240
Derivative instruments	22	528	528

		$3,274,763	$3,241,768

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2015 are as follows:

		December 31, 2015
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$793	$793
Derivative instruments	26, 27	972	972

		$1,765	$1,765

Financial liabilities
Short term borrowings and long–term debt	16	$3,472,994	$3,296,534
Derivative instruments	22	3,769	3,769

		$3,476,763	$3,300,303

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair value of the financial assets and liabilities corresponds the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short–term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	The fair value of available–for–sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Frequent flyer liability is included in the Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2016:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	—	25,540	—	25,540
Interest rate derivatives	—	797	—	797
Available–for–sale securities (Note 6)	—	76	—	76
Revalued administrative property (Note 13)	—	149,368	—	149,368

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Foreing currency derivatives	—	528	—	528
Frequent flyer liability (Note 21)	—	171,848	—	171,848
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,241,240	—	3,241,240

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2015:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	—	882	—	882
Interest rate derivatives	—	90	—	90
Available–for–sale securities (Note 6)	—	793	—	793
Assets held for sale	—	3,323	—	3,323
Revalued administrative property (Note 13)	—	70,071	—	70,071

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Interest rate derivatives	—	3,769	—	3,769
Frequent flyer liability (Note 21)	—	164,068	—	164,068
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,296,534	—	3,296,534

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(30)	Income tax expense

The major components of income tax expense for the years ended December 31, 2016, 2015 and 2014 are:

Consolidated statement of comprehensive income

	December 31, 2016	December 31, 2015	December 31, 2014
Current income tax:
Current income tax charge	$28,114	$19,491	$33,781
Adjustment in respect of current income tax of previous year	(666)	(2,211)	—
Deferred tax expense:
Relating to origination and reversal of temporary differences	6,642	13,748	16,499

Income tax expense reported in the income statement	$34,090	$31,028	$50,280

Consolidated statement of other comprehensive income

Hedging reserves	(3,558)	(12,678)	14,433
Fair value reserves	—	(680)	386
Reserves relating to actuarial gains and losses	4,289	3,410	(2,239)

Income tax charged directly to other comprehensive income	$731	$(9,948)	$12,580

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31,		December 31,		December 31,
	2016		2015		2014
Accounting profit (loss) after income tax		$44,186		$(139,506)		$128,494
Total income tax expense		34,090		31,028		50,280

Profit (loss) before income tax		$78,276		$(108,478)		$178,774

Income tax at Colombian statutory rate	40.00%	31,311	39.0%	(42,306)	34.0%	60,783
Tax credit (1)	(5.74%)	(4,493)	2.6%	(2,816)	(9.5%)	(17,049)
Productive fixed assets special deduction	(22.10%)	(17,299)	47.0%	(51,003)	(0.6%)	(1,142)
Permanent differences (2)	(346.48%)	(271,209)	47.7%	(51,769)	(1.8%)	(3,241)
Non-deductible taxes	15.01%	11,749	(2.7%)	2,893	1.0%	1,785
Effect of tax exemptions and tax rates in foreign jurisdictions	71.56%	56,014	(24.9%)	27,030	3.8%	6,852
Non recognized deferred tax assets	248.77%	194,732	(94.5%)	102,553	0.00%	—
Exchange rate differences	107.20%	83,916	37.3%	(40,483)	(3.3%)	(5,924)
Prior year expenses	(13.10%)	(10,254)	(0.8%)	878	0.6%	1,135
Changes in tax rates	(51.58%)	(40,377)	(79.3%)	86,051	3.9%	7,081

	43.55%	$34,090	28.6%	$31,028	28.1%	$50,280

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

The tax reform contained in the Law 1819 of 2016 eliminates the tax credit for air or marine international transportation above noted, such tax credit will only be applicable until tax year 2016.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	This item includes various permanent differences for Corporate Income Tax purposes in Colombia. These permanent differences include non taxable gains and losses on the sale of property, plant and equipment, non taxable revenues and other items.

Below we show an analysis of the Company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position			Variation
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015
Assets (liabilities)
Accounts payable	$446	$4,470	$15,970	$(4,024)	$(11,500)
Inflation adjustments	—	(23)	759	23	(782)
Deposits and other assets	(12,183)	(157)	(3,551)	(12,026)	3,394
Aircraft maintenance	(3,448)	787	(5,410)	(4,235)	6,197
Pension liabilities	25,842	(19,541)	(20,514)	45,383	973
Provisions	66,947	48,561	46,834	18,386	1,727
Loss carry forwards	16,641	31,035	736	(14,394)	30,299
Non-monetary items	(92,832)	(57,913)	—	(34,919)	(57,913)
Intangible assets	(12,031)	(12,582)	(12,582)	551	—
Other	(3,889)	(2,265)	(2,338)	(1,624)	73

Net deferred tax assets / (liabilities)	$(14,507)	$(7,628)	$19,904	$(6,879)	$(27,532)

Reflected in the statement of financial position as follows:
Deferred tax assets	$5,845	$5,847	$35,664
Deferred tax liabilities	(20,352)	(13,475)	(15,760)

Deferred tax assets (liabilities) net	$(14,507)	$(7,628)	$19,904

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Reconciliation of deferred tax assets net	December 31, 2016	December 31, 2015
Opening balance as of January 1,	$(7,628)	$19,904
Tax income during the period recognized in profit or loss	(6,642)	(13,748)
Tax income during the period recognized in other comprehensive income	731	(9,948)
Exchange differences	(968)	(3,836)

Closing balance as of December 31	$(14,507)	$(7,628)

Income Tax

Tax Credits

As of December 31 2016, the Company’s subsidiaries have tax loss carryforwards of approximately US$698 million and excess of presumptive income tax of approximately US$12 million, which are available to offset in future taxable income in the relevant jurisdictions, if any, where appropriate.

The Company has deferred tax asset corresponding to the aforementioned tax losses for US$208. However, according to the Company’s financial projections no tax income will be generated for the next 5 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according to IAS12 paragraph 35.

Subsidiaries Investments

Because Avianca S.A. and Tampa Cargo S.A. are the dominant companies in their subsidiaries and are able to control the future moment in which the temporary difference related to their investments in such subsidiaries can be reversed. Consequently, due to this temporary difference, which amount to US$167 million, will not be reversed in a foreseeable future, the Companies have decided not to recognize deferred tax related with such investments according to the exception to IAS12 paragraphs 39 and 44.

Tax Reform – Law 1819, 2016

Modifies the Tax Law to reconcile the income, tax treatments, tax costs and deductions with the application of Regulatory Frameworks.

Eliminates the Income Tax for Equity (CREE), and stablishes a general tax rate for income and complementary tax of 34% for tax year 2017 and 33% for 2018 and beyond.

Stablishes an income and complementary tax surcharge for tax bases over US$275,000 approximately, of 6% for 2017 and 4% for 2018.

The tax losses incurred before 2017 on income and complementary tax and/or income tax on equity, will be limited to the result of applying the formula mentioned in Article 290, subsection 5 of the Tax Law.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The applicable rate to determine the presumptive income, according to the net equity of the Company as of December 31 of the previous year.

(31)	Provisions for legal claims

As of December 31, 2016 and 2015, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $18,516 and $13,386, respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2016 and 2015, these contingencies amount to a total of $95,363 and $73,504, respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $63,972 as of December 31, 2016 and $43,514 as of December 31, 2015.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

(32)	Future aircraft leases payments

The Company has 65 aircraft under operating leases with an average remaining lease term of 41 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than one year	$250,060
Between one and five years	616,200
More than five years	123,112

$989,372

The Company has seven spare engines under operating leases for its E190 and A320 family aircraft. Future operating lease commitments are as follows:

Engines
Less than one year	$3,967
Between one and five years	9,186

$13,153

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016, the Company had two Airbus A319, one Airbus A330F, under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$22,885
Between one and five years	79,401
More than five years	47,382

$149,668

The amount of recognized payments has expenses during the period is as follows:

	December 2016	December 2015	December 2014
Leases minimun payments	$314,493	$317,505	$299,220

(33)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 137 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2017 and 2025.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 5 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2017 and 2019 as well as 10 purchase options.

German Aviation Capital GMBH – The Company has 1 firm order for the adquisition of one A300F aircraft with delivery scheduled in 2017.

ATR – The Company has up to 15 purchase options.

Other – The Company has 7 firm orders for the acquisition of spare engines with deliveries between 2017 and 2020.

On November 2016, the Company also signed two Aircraft Sale and PurchaseAgreement between German Aviation Capital GMBH and Avianca. Each agreement for 1 A300B4-605L aircraft with delivery dates December 2016. In December 2016, one aircraft was delivered and the second one is planned for January 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2016, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

In line with Avianca Holdings S.A.’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt; On April 2016, the Company negotiated a significant reduction, of its scheduled aircraft deliveries in 2016, 2017, 2018 and 2019 and changes some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2016 and 2025,which modifies the advanced payments and airctraft acquisition as follows:

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$107,309	$104,665	$222,320	$224,093	$796,886	$1,455,273
Aircraft acquisition commitments	$818,527	$512,940	$1,106,553	$2,123,268	$11,385,292	$15,946,580

(34)	Subsequent events

On January 31, 2017, the Company announced the following three material events to the market:

(1)	The Company will enter into a strategic commercial alliance with United Airlines, which terms and conditions are yet to be negotiated. The Board of Directors authorized to conduct all the analysis and to take all necessary steps in connection with such potential strategic-commercial alliance.

(2)	Synergy informed the intention to make a capital contribution to the Company of up to US$200,000. In this process all shareholders, including preferred shareholders, would have the opportunity to participate in such capitalization on a pro-rata basis. This proposed capitalization would be subject to all necessary corporate, regulatory and other approvals.

(3)	Synergy also informed of its intention to seek all necessary approvals for the eventual combination of the Company with Avianca Brasil (OceanAir), a Brazilian airline controlled by Synergy, on fair and reasonable terms for both companies.

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